Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2	Date of Material Change

April 30, 2015

Item 3	News Release

A news release was issued by the Company on April 30, 2015 and distributed through Marketwired and filed on SEDAR.

Item 4	Summary of Material Change

The Company completed its bought deal financing announced April 13, 2015 with a syndicate of investment dealers co-led by Clarus Securities Inc., and Cormark Securities Inc. and including Canaccord Genuity Corp., Laurentian Bank Securities Inc., GMP Securities L.P. and TD Securities Inc. Under the financing, Merus issued a total of 19,672,200 common shares (“Shares”) at a price of $3.05 per Share for gross proceeds of $60,000,210.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On April 30, 2015, the Company completed its bought deal financing announced April 13, 2015 with a syndicate of investment dealers (the “Underwriters”) co-led by Clarus Securities Inc., and Cormark Securities Inc. and including Canaccord Genuity Corp., Laurentian Bank Securities Inc., GMP Securities L.P. and TD Securities Inc. Under the financing, Merus issued a total of 19,672,200 Shares at a price of $3.05 per Share for gross proceeds of $60,000,210.

The Company has granted to the Underwriters on closing an over-allotment option to purchase an additional 2,950,830 Shares at $3.05 per Share, exercisable in whole or in part, for the period ending May 30, 2015. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the offering will be $69,000,242.

The net proceeds of the offering will be used for working capital and for general corporate purposes, including the funding of prospective future acquisitions.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

Andrew Patient

Chief Financial Officer

Telephone: (416) 593-3725

Item 9	Date of Report

May 4, 2015